FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* CLARKE, JEFFREY J.	2. Issuer Name and Ticker or Trading Symbol HEWLETT-PACKARD COMPANY (HPQ)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
[_]    Director                                [_]   10% Owner
[X]    Officer (give title below)    [_]   Other (specify below)

Executive Vice President, Supply Chain and Customer Operations

(Last) (First) (Middle) 3000 HANOVER STREET	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/05/03
(Street) PALO ALTO CA 94304		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	03/05/03		P		10,000	A	$15.38	16,474.4303 (1)	D
								369.4310	I	401(k)

(1)     Includes the acquisition of 12.8134 shares in July 2002, 18.3107 shares in October 2002 and 10.0943 shares in January 2003 under the Compaq Computer Corporation Employee Stock Purchase Plan in a transaction exempt under Rule 16b-3. Includes the acquisition of 47.2020 shares in June 2002, 65.2050 shares in July 2002, 54.3420 shares in August 2002, 57.8490 shares in September 2002, 78.8990 shares in October 2002, 73.1350 shares in November 2002 and 47.2940 shares in December 2002 under the Compaq Computer Corporation Deferred Compensation and Supplemental Savings Plan in a transaction exempt under Rule 16b-3. Includes the acquisition of 1.904 shares in July 2002, 2.612 shares in October 2002 and 1.527 shares in January 2003 under the Compaq Computer Corporation 401(k) Investment Plan in a transaction exempt under Rule 16b-3. Includes the acquisition of 126.0228 shares in November 2002 and .4841 shares in January 2003 under the Hewlett-Packard Company Employee Stock Ownership plan in a transaction exempt under Rule 16b-3.

(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ CHARLES N. CHARNAS Charles N. Charnas Attorney-in-Fact	March 6, 2003 Date
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